UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. __)*

LKQ CORPORATION
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

501889 20 8
(CUSIP Number)

December 31, 2005
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G
CUSIP No. 501889 20 8
1. Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) Leonard A. Damron
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) N/A (b) N/A
3. SEC Use Only
4. Citizenship or Place of Organization U.S.
Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power	1,587,035
	6. Shared Voting Power	None
	7. Sole Dispositive Power	1,587,035
	8. Shared Dispositive Power	None
9. Aggregate Amount Beneficially Owned by Each Reporting Person		1,587,035
10. Check if the Aggregate Amount in Row 9 Excludes Certain Shares (See Instructions)		N/A
11. Percent of Class Represented by Amount in Row 9		7.4%
12. Type of Reporting Person (See Instructions)		IN

Page 2 of 6 pages

CUSIP No.     501889 20 8

Item 1.

(a)	Name of Issuer:
LKQ Corporation

(b)	Address of Issuer’s Principal Executive Offices:
120 North LaSalle Street, Suite 3300
Chicago, IL 60602

Item 2.

(a)	Name of Person Filing:
Leanard A. Damron (“Mr. Damron”) and
Damron LKQ Limited Partnership (the “Partnership”)

(b)	Address of Principal Business Office or, if none, Residence:
4950 W. Norvell
Bryant Highway
Crystal River, FL 34429

(c)	Citizenship:
Mr. Damron is a U.S. citizen
The Partnership is a Colorado limited partnership

(d)	Title of Class of Securities:
Common Stock

(e)	CUSIP Number:
501889 20 8

Item 3.     If this statement is filed pursuant to §§240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78o).

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Page 3 of 6 pages

CUSIP No.     501889 20 8

Item 4.      Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

The 1,587,035 shares of Common Stock beneficially owned include 10,000 shares owned directly by Mr. Damron, 1,050,000 shares owned directly by the Partnership, 511,035 shares that Mr. Damron has the current right to purchase pursuant to a warrant held by Mr. Damron, and 16,000 shares that Mr. Damron has the right to purchase pursuant to options held by Mr. Damron.

While herein complying with Rule 16a-1(a)(4), Mr. Damron states that the filing of Schedule 13 with respect to the 1,050,000 shares owned directly by the Partnership does not mean that Mr. Damron owns or is the beneficial owner of 1,050,000 shares held by the Partnership for State law or tax purposes.

(b)	Percent of class:
7.4% (based on 21,361,073 shares outstanding as of September 30, 2005, and as exercise in full of the warrant and options described in Item 4(a)).

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote
15,87,035

(ii)	Shared power to vote or to direct the vote
None

(iii)	Sole power to dispose or to direct the disposition of
1,587,035

(iv)	Shared power to dispose or to direct the disposition of
None

Item 5.	Ownership of Five Percent or Less of a Class

It this statement is being filed to report the fact that as of the date hereof the reporting person ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Page 4 of 6 pages

CUSIP No.     501889 20 8

Item 10.	Certification

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2006	/s/ Leonard A. Damron
LEONARD A. DAMRON

DAMRON LKQ LIMITED PARTNERSHIP

	By:	/s/ Leonard A. Damron
LEONARD A. DAMRON, as Trustee of the LEONARD A. DAMRON LIVING TRUST

Its: General Partner

Exhibit Index

Exhibit 1        Joint Filing Agreement dated February 13, 2006 by and among Leonard A. Damron and Damron LKQ Limited Partnership

Page 5 of 6 pages